SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
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                        MCNEIL REAL ESTATE FUND XX, L.P.
                            (Name of Subject Company)

                              BOND PURCHASE, L.L.C.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

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                              Bond Purchase, L.L.C.
                              1100 Main, Suite 2100
                              Kansas City, MO 64105

                                    Copy to:
                                Scott M. Herpich
                               Lathrop & Gage L.C.
                          2345 Grand Blvd., Suite 2800
                              Kansas City, MO 64108
                                 (816) 292-2000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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              Transaction                                 Amount of
               Valuation*                                 Filing Fee
               $5,225,770                                   $1,047
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         *For purposes of calculating  the filing fee only.  This amount assumes the purchase of 47,507 units of limited partnership interest ("Units") of the subject company for $100 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: $951                Filing party:  Bond Purchase, L.L.C.
Form or registration no.: Schedule 14D-1    Date filed:    January 13, 2000
                         (Continued on following pages)
                               (Page 1 of 6 pages)

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                 14D-1                     Page 2 of 6 Pages
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Bond Purchase, L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                          (a)  [  ]
                                                          (b)  [  ]
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3.       SEC Use Only


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4.       Sources of Funds (See Instructions)

         WC

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)                                [  ]

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6.       Citizenship or Place of Organization

         Missouri

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,004.68 Units of Limited Partnership Interest

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8.      Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                      [  ]
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9.       Percent of Class Represented by Amount in Row (7)

          4.0%

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10.      Type of Reporting Person (See Instructions)

          PN


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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 13, 2000 by Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase all of the issued and outstanding units of limited partnership interest ("Units") of McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         On Sunday night, January 23, 2000, Mr. Ralph C. Walker, an attorney representing the one-man Special Committee representing the Limited Partners, called David L. Johnson to ask whether or not the Purchaser would raise its tender offer price by 12 o'clock the next day based on the higher price to be offered pursuant to the Merger Proposal by the Acquiror.

         Mr. Johnson indicated that the Purchaser was not willing to make a decision so quickly and asked that Mr. Walker disclose what the increased Merger Proposal price was going to be and also asked that a fair bidding process be set up that would allow the Purchaser access to the books and records of the Partnership. In addition, Mr. Johnson asked Mr. Walker to cause the Partnership to give the Purchaser the details on the vote count on the Merger Proposal at the meeting that had been scheduled for January 21, 2000. Mr. Walker indicated that he was not in a position to speak to these issues.

         On January 25, 2000, Mr. Johnson, on behalf of the Purchaser, sent a letter to Mr. Walker reiterating these requests. Mr. Johnson also indicated that he did not believe that the Special Committee was acting in the best interest of the Limited Partners, which should be to obtain a higher price for the Units.

         The Purchaser has also filed a lawsuit to disclose the vote of another limited partnership affiliated with the General Partner, McNeil Real Estate Fund XXI, L..P., as well as seeking injunctive relief to enjoin the merger of the limited partnership. The Purchaser is also requesting the General Partner to hold a meeting of the limited partners of two privately held partnerships that are affiliated with the General Partner (Hearth Hollow Associates, L.P. and McNeil Midwest Properties, L.P.) to remove the General Partner. The meetings for the merger proposals for these two private partnership were postponed to February 2, 2000.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The Purchaser has not escrowed any additional funds to satisfy the additional amount of funds necessary if all of the outstanding Units of the Partnership were tendered based on the

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increased  Purchase  Price.  The Purchaser  has  sufficient  working  capital to satisfy the additional funds needed. In addition, Limited Partners holding over five percent (5%) of the Units have indicated that they do not intend to tender their Units.

ITEM 10.  ADDITIONAL INFORMATION

         (e) Bond Purchase has filed for leave to amend their petition against the General Partner. The amended petition requests access to the Partnership's books and records and asserts claims against the General Partner for breach of fiduciary duty, inadequate sales price and conflicts of interest. The Purchasers also requested that a receivership be set up for the Partnership. In addition, Bond Purchase has filed a petition requesting that the General Partner disclose the vote for the meeting that was to be held on January 21, 2000.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         99.(a)(4)    Letter, dated January 25, 2000, from Bond Purchase, L.L.C.
                      to the holders of Units.

         99.(a)(5)    Text of Press Release issued  by Bond Purchase, L.L.C.  on
                      January 26, 2000.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                                     BOND PURCHASE, L.L.C.


                                                     By:  /s/ David L. Johnson
                                                     Name:    David L. Johnson
                                                     Title:   Member


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                                  EXHIBIT INDEX


EXHIBIT
NO.            TITLE

99.(a)(4)      Letter, dated January 25, 2000, from Bond Purchase, L.L.C. to the holders of Units.

99.(a)(5)      Text of Press Release issued by Bond Purchase, L.L.C. on  January
               26, 2000.





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